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November 25, 2003

Rule 12g3-2(b) File No. 82-3326

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Olympus Optical Co., Ltd.
<u>Rule 12g3-2(b) File No. 82-3326</u>

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Olympus Corporation (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

Enclosed herewith are two English language press releases issued by the Company on October 31, 2003 and November 4, 2003, respectively. Additionally, the Company filed a Japanese language interim financial digest with the Tokyo and Osaka Stock Exchanges on November 10, 2003, made public the Japanese language presentation slides and handouts used in its interim financial results presentation on November 12, 2003, and issued four Japanese language press releases between November 5, 2003 and November 17, 2003, in each case without preparing an English translation. We have therefore furnished English summaries of these untranslated documents below:

- Japanese language interim financial digest for the six months ended September 30, 2003, as filed with the Tokyo and Osaka Stock Exchanges on November 10, 2003, which includes:

- Summary of interim consolidated financial results and disclosure of certain financial indexes
- Organization of the Olympus group
- Management policy and narrative description of interim financial results
- Interim consolidated financial statements
    - Interim consolidated balance sheets
    - Interim consolidated income statements
    - Interim consolidated statements of retained earnings
    - Interim consolidated statements of cash flows
    - Notes to the interim consolidated financial statements
- Geographic and business segment information
- Information on production, orders and sales
- Fair value of marketable securities
- Contractual value, fair value and unrealized holding gains/loss on derivative instruments
- Summary of interim unconsolidated financial results and disclosure of certain financial indexes
- Unconsolidated financial statements
    - Interim unconsolidated balance sheets
    - Interim unconsolidated income statements
    - Notes to the Interim unconsolidated financial statements

- Japanese language presentation slides and handouts used for the Company's interim financial results presentation dated November 12, 2003
- Japanese language press release, dated November 5, 2003, regarding the introduction of the "Kuraemon Goyotashi 4 Standard" and "Kuraemon Goyotashi 4 Professional" digital photo organization software for the construction industry
- Japanese language press release, dated November 5, 2003, regarding a sales promotional campaign for the Company's new "TURBO MO mini EX IV+" magneto-optical disk drive

- Japanese language press release, dated November 11, 2003, regarding the introduction of the "CAMEDIA X-250 LAV" and CAMEDIA X-250 ORA" digital cameras

- Japanese language press release, dated November 17, 2003, regarding the introduction of the "Shirabete Happyo" educational software for elementary students

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at (81)-3-5251-1601 if you have any questions regarding the attached.

Very truly yours,

Masahisa Ikeda/JH

Masahisa Ikeda

Enclosures

October, 21 2003

Olympus Develops Unique 3D/2D Imaging System for Intuitive Surgical's da Vinci® Surgical System.

...Features world's first endoscope with changeable 3D/2D observation for enhanced surgical efficiency.

Olympus Corporation of Tokyo, Japan — today announced that it has developed a unique, 3D/2D Imaging System for the *da Vinci®* Surgical System manufactured by Intuitive Surgical Inc. of Sunnyvale, CA (NASDAQ: ISRG). This new imaging technology allows surgeons to view both a high-resolution, three-dimensional (3D) endoscopic images, as well as wide-angle, panoramic two-dimensional (2D) endoscopic images on the *da Vinci®* System surgeon's console. Access to both 3D and 2D images in a single, consolidated video system will enable surgeons to perform minimally invasive surgical procedures more efficiently and with greater precision.



3D/2D Imaging System



The da Vinci® Surgical System

Three separate optical systems

The Olympus 3D/2D Imaging System's endoscope is equipped with three separate optical systems --- one each for the left and right eyes --- allowing for true 3D visualization, and one for wide-angle 2D imaging, all within a single 12mm scope. For 3D observation, the left and right eye optical systems supply separate cameras with endoscopic images. These images are projected onto left and right monitors on the *da Vinci®* System surgeon's console, where the surgeon can obtain a three-dimensional view by watching both images simultaneously. For 2D images, an integrated optical system with a wide-angle lens supplies endoscopic images to a separate camera, which is used to project the images onto the monitors. The surgeon, as well as his assistant, can switch between 3D and 2D images simply by pressing a foot pedal located on the *surgeon* console.


2D Orientation View
3D Main View

Structure of 3D/2D Imaging System

The high-resolution, 3D view is required during the procedure when precision and increased depth of vision are critical, such as suturing and delicate surgical dissection. The 2D imaging is most effective for obtaining a wide-angle, panoramic view of the surgical field and viewing the relative positions of the surgical instruments. Prior to the addition of 2D imaging, it was necessary to pull the endoscope backwards to obtain a wider view of the entire surgical site. The newly developed 3D/2D Imaging System enhances surgical efficiency by providing immediate access to a 3D or 2D view without moving the endoscope.

Olympus and Intuitive began working together in October 2001, when Olympus developed the reusable SonoSurg™ ultrasonic cutting and coagulation device for exclusive use with the *da Vinci* Surgical System. This collaborative effort led more recently to the development of the 3D/2D Imaging System,

The Olympus 3D/2D Imaging System will be displayed at Olympus' and Intuitive Surgical's booths at the 2003 annual meeting of the American College of Surgeons (ACS), which will be held on October 20 – 23, 2003 in Chicago, IL.

Olympus Video Technology

For 2D observation, the Olympus VISERA™ multi-specialty digital imaging platform is used to obtain high-quality images of the surgical field. High-quality still and moving digital images can be recorded, stored and forwarded with VISERA, making application and management of recorded images smoother than ever.

For further information, please contact :

- **Public Relations and Investor Relations, Olympus Corporation**
  Shinjuku Monolith, 3-1 Nishi-Shinjuku 2-chome, Shinjuku-ku, Tokyo 163-0914 Japan
  Tel: +81-3-3340-2374 Fax: +81-3-3340-2130
  Home page: http://www.olympus.co.jp/

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

November 4, 2003

OLYMPUS AND ONECELL ANNOUNCE DEVELOPMENT OF WORLD'S FIRST AUTOMATED MULTI-SPECIMEN CELL CULTURING SYSTEM WITH BUILT-IN SEEDING FUNCTION

Olympus Corporation(President: Tsuyoshi Kikukawa) and OneCell Inc. (Representative Director: Hisashi Fukushima) are pleased to announce the successful joint development of a prototype multi-specimen cell culturing system. The system is capable of automatically processing up to 20 donor cells, and has a wide range of potential applications in regenerative medicine and cell culturing research. It is the first system in the world capable of culturing, seeding on a scaffold*1, and differentiating large quantities of mesenchymal stem cells from bone marrow. Olympus and OneCell will begin full-scale performance testing in November 2003 with a view to developing a system capable of simultaneously processing 100 specimens by 2006. The expanded version of the system will subsequently be offered to companies and institutions working in the fields of regenerative medicine and cell culturing research.

*1:A scaffold is a material to support the culture of cells.



Automated Multi-Specimen Cell Culturing System Prototype

Demand for an Automated Multi-Specimen Cell Culturing System

Regenerative medicine aimed at the regeneration or functional restoration of diseased and damaged human tissues has drawn attention for its ability to reduce the burdens placed on patients by conventional surgical intervention or organ implantation. Prerequisite to regenerative medicine, however, is the ability to culture human cells consistently, safely, and in large quantity.

It is to meet these demands that the current automated multi-specimen cell culturing system was developed. In addition, the system's ability to culture and differentiate mesenchymal stem cells, embryonic stem cells and so on promises to be of great benefit in the field of cell culturing research.


Bone marrow
Centrifugal extraction (cell separation)
Culturing
Cell implantation
Differentiation
Automated Multi-Specimen
Cell Culturing System
Tissue-engineered bone

Process Flow for Bone Tissue Engineering
Using the Automated Multi-Specimen Cell Culturing System Prototype

Main Features of the Automated Multi-Specimen Cell Culturing System

Simultaneously Automated Processing of Multiple Cell Specimens

The prototype system can process up to 20 cell specimens simultaneously, with fully automatic centrifuging, culturing, seeding to a scaffold, and differentiation. It can be applied to bone tissue engineering, in culturing large quantities of mesenchymal stem cells from bone marrow, seeding the cultured cells to a scaffold, and differentiating them. It can also be used to culture a variety of other mesenchymal cell types, and has a significant potential in a wide range of other regenerative medical applications.

Protection Against Bio-Contamination

A special high-performance filter protects cell specimens from bio-contamination by maintaining a class 100 clean environment even when culturing vessel covers are opened for automatic culturing and seeding to a scaffold.

Protection Against Specimen Handling Errors

A unique specimen identification code system helps to protect against handling errors that can result in specimen mix-ups.

Consistent Quality and Reduced Cost

Fully automatic simultaneous multi-specimen processing ensures a consistently high standard of specimen quality, and significantly reduces processing costs.